Exhibit d3a1

MAINSTAY FUNDS TRUST

FORM OF AMENDMENT TO THE SUBADVISORY AGREEMENT

This Amendment to the Subadvisory Agreement, is made as of the 14th day of May 2012, between New York Life Investment Management LLC, (the “Manager”) and MacKay Shields LLC, (the Subadvisor”).

WHEREAS, the Manager and the Subadvisor are parties to a Subadvisory Agreement, dated February 26, 2010, as amended (the “Subadvisory Agreement”); and

WHEREAS, the parties hereby wish to amend the Subadvisory Agreement to reflect the addition of the MainStay NY Tax Free Opportunities Fund.

NOW, THEREFORE, the parties agree as follows:

(i)	Effective May 14, 2012, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

Attest:	By:
Name:	Name:
Title:	Title:

MACKAY SHIELDS LLC

Attest:	By:
Name:	Name:
Title:	Title:

SCHEDULE A

(Effective as of May 14, 2012)

As compensation for services provided by the Subadvisor the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, an annual subadvisory fee equal to the following:

FUND	ANNUAL RATE

Intermediate Term Bond Fund*	0.300% up to $500 million;
0.2875% from $500 million to $1 billion; and
0.275% in excess of $1 billion

High Yield Municipal Bond Fund*	0.275%

New York Tax Free Opportunities Fund*	0.25% on all assets

Short Term Bond Fund*	0.300% up to $500 million; and
0.2875% in excess of $500 million

The portion of the fee based upon the average daily net assets of the respective Fund shall be accrued daily at the rate of l/(number of days in calendar year) of the annual rate applied to the daily net assets of the Fund.

Payment will be made to the Subadvisor on a monthly basis.

* For certain Funds listed above, the Manager has agreed to waive a portion of the Fund's management fee or reimburse the expenses of the appropriate class of the Fund so that the class total ordinary operating expenses do not exceed certain amounts. These waivers or expense limitations may be changed with Board approval. To the extent the Manager has agreed to waive its management fee or reimburse expenses, MacKay Shields, as Subadvisor for these Funds, has voluntarily agreed to waive or reimburse its fee proportionately.